AMENDMENT TO
MANAGEMENT AGREEMENT

THIS AMENDMENT (“Amendment”), entered into as of the close of business on the 17th day of August, 2009, by and among Old Mutual Capital, Inc. (the “Adviser”) and Old Mutual Funds II, a Delaware statutory trust (the “Trust”), to the Investment Management Agreement, dated November 19, 2007, between the Adviser and Trust (“Management Agreement”).

Effective as of the close of business on August 17, 2009, the parties desire reflect the completion of the liquidation and dissolution of the Old Mutual Advantage Growth Fund and the Old Mutual Discover Value Fund.  Accordingly, Schedule A of the Management Agreement is deleted in its entirety and replaced with amended Schedule A, attached hereto.

Except as expressly amended and provided herein, all of the terms, conditions and provisions of the Management Agreement shall continue in full force and effect.

This Amendment has been executed as of the date set forth above by a duly authorized officer of each party and is effective immediately following the closing of the Reorganization.

OLD MUTUAL CAPITAL, INC.	OLD MUTUAL FUNDS II

By: /s/ Mark E. Black	By: /s/ Robert T. Kelly
Name: Mark E. Black	Name: Robert T. Kelly
Title: Chief Financial Officer	Title: Treasurer

SCHEDULE A
TO MANAGEMENT AGREEMENT
BETWEEN OLD MUTUAL FUNDS II
AND
OLD MUTUAL CAPITAL, INC.

Pursuant to Section 6 of this Agreement, the Portfolios shall pay the Investment Manager, at the end of each calendar month, compensation computed daily at an annual rate of the Portfolios’ average daily net assets based on the following schedule:

	Management Fee Breakpoint Asset Thresholds
FUND	$0 to less than $500 million	$500 million to less than $1 billion	$1.0 billion or greater
Old Mutual Barrow Hanley Core Bond Fund	0.600%	0.575%	0.550%
Old Mutual Dwight High Yield Fund	0.700%	0.675%	0.650%